Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac has filed a Registration Statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity has mailed a proxy statement/prospectus to its stockholders in connection with the merger. Extensity security holders are urged to read the proxy statement/prospectus carefully, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the United States Securities and Exchange Commission at www.sec.gov and through the website maintained by The Canadian Depository for Securities Limited at www.sedar.com. In addition, you may obtain the proxy statement/prospectus and the other documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

* * *

On March 5, 2003, Geac issued the following press release:

* * *

GEAC ANNOUNCES FISCAL 2003 THIRD QUARTER RESULTS
INCOME BEFORE INCOME TAXES INCREASED 19.6%, OR $5.0M
IMPROVED CASH PROVIDED BY OPERATING ACTIVITIES OF $62.0M

MARKHAM, Ontario – March 5, 2003 – Geac Computer Corporation Limited (“Geac”) (TSX: GAC), a global provider of enterprise software and systems, today announced its third quarter and nine-month financial results for the period ended January 31, 2003.

Highlights of the quarter (all amounts in this release are in Canadian dollars, unless otherwise noted):

•	Revenue of $158.5 million, net income of $18.7 million, and earnings per diluted share of $0.23.

•	Net income increased $6.9 million, or 58.0%, compared to Q3 FY2002.

Financial Results
Guidance
Acquisitions and Alliance Partnerships
Customer Activity
Awards for Technological Innovation
Additions to Management Team
Revenue Segmentation
Conference Call Notice

•	Software licence revenue of $19.4 million, compared to $19.5 million in Q3 FY2002.

•	Renewal of maintenance contracts contributed to improved cash provided by operating activities of $62.0 million.

•	Increased cash to $142.2 million as of January 31, 2003, up $26.5 million since April 30, 2002;

•	Announced new customer contracts with Tradeteam, Salomon Smith Barney Holdings Inc., Las Vegas Association of Realtors, and Heywood Williams Plastics, among others;

•	Received awards recognizing Geac’s technological innovation;

•	Strengthened the management team with the addition of the company’s first Chief Technology Officer, as well as key executives in Geac Americas responsible for enterprise sales and the industry specific application divisions.

“I am pleased that Geac has now achieved seven consecutive quarters of profitability, excluding net restructuring and other unusual items. These positive results have been achieved by the Company in what continues to be a challenging market for IT vendors. In addition, we are continuing to execute on our strategy for long-term growth. To this end, we signed license agreements with new customers, many of our businesses experienced lower attrition than expected in maintenance contract renewals, and we continued strengthening our balance sheet,” said Paul D. Birch, President and CEO of Geac.

Financial Results

Revenue for the three months ended January 31, 2003, was $158.5 million, compared to $179.6 million in the corresponding period in FY 2002. This decline in revenue is primarily due to an expected decline in the renewal of annual maintenance contracts. On a regional basis, the Americas accounted for 51.6% of consolidated revenue for the three-month period ended January 31, 2003, while Europe accounted for 41.5% and Asia 6.9%. The Americas, Europe and Asia accounted for 55.6%, 38.3% and 6.1% of consolidated revenue, respectively, in the corresponding quarter last year.

For the three-month period ended January 31, 2003, net income increased by approximately $6.9 million or 58.0%, to $18.7 million, or $0.23 per diluted share, compared to $11.8 million, or $0.14 per diluted share, in the same period of the prior fiscal year.

For the three-month period ended January 31, 2003, Geac reduced its cost of revenues by $17.2 million, or 20.3%, to $67.5 million from $84.7 million in the third quarter of FY 2002. Gross margin (gross profit as a percentage of revenues) increased from 52.8% in the third quarter of FY 2002 to 57.4% in the third quarter of FY 2003.

Net operating expenses decreased to $62.6 million in the third quarter of FY 2003, compared to $67.6 million in the corresponding period last year. These cost savings were realized through the continued implementation of Geac’s program of managing costs to anticipated revenue.

Income before income taxes was $30.0 million in the third quarter of FY 2003, compared to $25.0 million in the corresponding period last year, an increase of $5.0 million, or 19.6%.

For the nine-month period ended January 31, 2003, revenue was $472.9 million, compared to $542.1 million in the corresponding period last year. Excluding $5.2 million in revenue from the publishing software business, which was sold in the second quarter of FY 2002, revenue would have declined by $64.0 million, or 11.9%. On a regional basis, the Americas accounted for 53.1% of consolidated revenue for the nine-month period ended January 31, 2003, while Europe accounted for 39.7% and Asia 7.2%. The Americas, Europe and Asia accounted for 57.0%, 35.6% and 7.4% of consolidated revenue, respectively, in the corresponding nine-month period last year.

Net income for the first nine months of FY 2003 was $53.2 million, or $0.66 per diluted share, compared to $55.2 million, or $0.75 per diluted share in the same period last year.

At January 31, 2003, cash and cash equivalents totalled $142.2 million, compared to $115.7 million at April 30, 2002. For the first nine months of FY 2003, the Company experienced positive cash flow of $20.7 million from operating activities, compared to $58.4 million in the corresponding period last year. The $37.7 million decline is primarily attributable to a net $50.1 million reduction (excluding the effect of changes in foreign exchange rates) in accounts payable and accrued liabilities during the first nine months of the current fiscal year. Of this net $50.1 million reduction, $28.3 million is attributable to payments associated with prior year restructuring charges.

“Our focus on managing costs continues to yield positive earnings and cash flow,” said Arthur Gitajn, Chief Financial Officer. “Excluding the impact of the Extensity acquisition, we expect that our cash balance at the end of FY 2003 will exceed $150 million.”

Guidance

Geac affirms its previously announced financial guidance for FY 2003, with some upside potential. This guidance excludes any impact of completion of the Extensity acquisition. The Company also announces that, along with other leading companies, it will discontinue its practice of offering financial guidance effective at the end of the current fiscal year. “Our objective is to produce consistent value for shareholders on a long as well as a short-term basis. We believe that financial guidance tends to focus the financial marketplace unduly on short-term results,” said Paul Birch.

Acquisitions and Alliance Partnerships

A key component of Geac’s plan for revitalized growth is to acquire and to develop new “best in class” applications that measurably improve the business performance of Geac’s existing enterprise applications solutions (EAS) customers, and that will help Geac expand the customer base for its enterprise applications. The products of Extensity, Inc. (Nasdaq: EXTN) include several such applications, and Geac’s proposed acquisition of Extensity will be voted on tomorrow, March 6, 2003, by the shareholders of Extensity. Implementation of Geac’s integration plan for Extensity will commence upon closing of the transaction and significant components of the plan are expected to be completed by April 30, 2003.

During the quarter, Geac announced a reseller relationship with Information Builders, a US$300 million provider of business intelligence software. Geac’s ability to resell this software will improve the reporting and analytical functionality that Geac can offer its EAS customers.

Customer Activity

Some of the new customer contracts announced in the third quarter include:

–	A $2.5 million systems integration contract with Tradeteam to extend its Geac software for real-time sales order processing and distribution.

–	Contracts with The Coleman Company, Salomon Smith Barney Holdings Inc., Scottish and Southern Energy plc, Lee Memorial Health System and more than a dozen other companies in the US and Europe who have added real-time web access to their Geac financial and HR applications via Geac’s Active Client software.

–	A contract with the Greater Las Vegas Association of Realtors to deploy Geac MLXchange for web-based sales and marketing applications to its 8,100 realtors.

–	A $614,000 contract with Heywood Williams Plastics further to deploy Geac’s System21 in its three production facilities in the UK.

In November 2002 Geac hosted its European customers at its inaugural European User Conference specifically for Geac’s several hundred enterprise customers that use its E Series, M Series and SmartStream products for corporate financial accounting.

Subsequent to the end of the third quarter, Geac announced:

–	A $1,900,000 contract with the City Council of Auckland, New Zealand to deploy Geac’s Pathway PPR product for its local government operations.

Awards for Technological Innovation

During the third quarter Geac and its customers received the following awards for the design and innovative application of Geac software:

–	The Crossroads 2003 A-List, awarded to Geac by Open Systems Advisors, based on the improved business results delivered to customers by Geac’s innovative eSite™ software for property management.

–	The Society of Manufacturing Engineers awarded International Truck & Engine its 2002 LEAD award for International’s integrated strategic planning process, based on the use of Geac System21’s Advanced Planning System.

These awards add to this year’s recognition of Geac technology. Recent awards include Microsoft’s RAD award, received for Geac’s use of wireless technology, and ConstrucTech magazine’s national construction technology Vision Award, received by Geac’s construction industry division.

Additions to Management Team

–	Tim Wright joined Geac as Chief Technology Officer & Chief Information Officer. He was the former CTO at Terra Lycos.

–	John Overholt was named Senior Vice President of Enterprise Sales & Service for Geac Americas. He was formerly a sales executive at Sterling Software and the software unit of Texas Instruments.

–	James McDevitt was named Vice President and General Manager of Geac’s industry specific application divisions in the United States. He was formerly the CFO of the software company Clarus.

Geac has appointed eight senior executives since December 2001, all of whom had executive experience in the software industry.

Revenue Segmentation
January 31, 2003

(In $ millions)

	Three months	Nine Months	Three months	Nine Months
	ended January 31,	ended January 31,	ended January 31,	ended January 31,
Geographic	2003	2003	2002	2002
Americas	82	251	100	309
Europe	66	188	69	193
Asia	11	34	11	40

Total	159	473	180	542

Conference Call Notice

Geac will host a conference call Thursday, March 6, 2003 at 8:00 a.m. Eastern Standard Time to discuss its third quarter results. Listeners can access the conference call at 416.695.5806 or 800.273.9672, or via live webcast at www.geac.com. Following the call, a rebroadcast will be available until 11:59 p.m. March 13, 2003, at 416.695.5800 or 800.408.3053, passcode number 1363671.

The call will be archived for 90 days at www.geac.com.

Geac’s third quarter, 2003 Management Discussion and Analysis is available on our website at http://www.geac.com and also on the SEDAR website at http://www.sedar.com.

About Geac
Geac (TSX: GAC) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

Additional Information
Geac has filed a registration statement on Form F-4 with the United States Securities and Exchange Commission concerning its proposed acquisition of Extensity, and Extensity has mailed a proxy statement/prospectus to its stockholders in connection with the merger. Extensity security holders are urged to read the proxy statement/prospectus carefully, because it contains important information about Geac, Extensity and the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the United States Securities and Exchange Commission at www.sec.gov and through the website maintained by The Canadian Depository for Securities Limited at www.sedar.com. Free copies of these documents may also be obtained from Geac, by request directed to Investor Relations at the address below.

Geac and Extensity, and their respective directors, executive officers, member of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of interests those participants may have in the merger is included in the proxy statement/prospectus.

Forward-Looking Statements
Statements made in this press release relating to the expected closing date of the Extensity acquisition are forward-looking statements that are subject to risks and uncertainties. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading “Risk Factors” in Geac’s Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission, copies of which are available through the website maintained by the United States Securities and Exchange Commission at www.sec.gov and through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com.

Contact Information:

Geac Computer Corporation Limited Arthur Gitajn Chief Financial Officer Tel: 905.475.0525 x3314 Email: a.gitajn@geac.com	The Equicom Group, Inc. Dave Mason or Bruce Wigle Investor Relations Tel: 416.815.0700 dmason@equicomgroup.com bwigle@equicomgroup.com

Geac Computer Corporation Ltd.
Consolidated Balance Sheets
(Unaudited)
(All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.)

	Unaudited	Audited
	January 31, 2003	April 30, 2002

Assets
Current assets:
Cash and cash equivalents	$142,169	$115,669
Accounts receivable and other	81,244	79,430
Unbilled receivables	8,466	7,607
Future income taxes	14,739	20,508
Inventory	2,404	2,119
Prepaid expenses	22,883	21,016

	271,905	246,349
Future income taxes	36,302	58,073
Property, plant and equipment	38,144	47,679
Goodwill (note 5)	127,000	126,867
Intangible assets	3,569	424

	$476,920	$479,392

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$128,899	$170,309
Income taxes payable	41,400	44,596
Current portion of long-term debt	1,950	1,987
Deferred revenue	176,992	188,364

	349,241	405,256
Deferred revenue	5,806	10,679
Long-term debt	7,838	9,954

	362,885	425,889

Shareholders’ Equity (Deficiency)
Share capital (note 3)	170,052	154,420
Purchase warrants (note 3)	—	1,750
Deficit (note 1)	(43,470)	(96,673)
Cumulative foreign exchange translation adjustment (note 1)	(12,547)	(5,994)

	114,035	53,503

	$476,920	$479,392

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Consolidated Statements of Operations
(Unaudited)
(All currency amounts are in Canadian dollars. All amounts are in thousands, except share data and per share data.)

	Three months ended January 31		Nine months ended January 31
	2003	2002	2003	2002

Revenues
Software	$19,401	$19,504	$52,152	$60,856
Support and services	125,522	144,993	381,538	442,510
Hardware	13,592	15,094	39,200	38,685

Total revenues	158,515	179,591	472,890	542,051

Cost of revenues
Software	2,565	1,438	7,209	5,654
Support and services	53,182	71,193	165,929	209,934
Hardware	11,732	12,109	33,625	31,775

Total cost of revenues	67,479	84,740	206,763	247,363

Gross Profit	91,036	94,851	266,127	294,688

Operating expenses
Sales and marketing	21,101	22,890	65,572	69,341
Product development	17,216	23,468	51,629	70,538
General and administrative	23,922	20,814	67,739	69,195
Net restructuring and other unusual items (note 6)	—	—	(1,157)	(14,574)
Amortization of intangible assets	385	448	820	1,291

Total operating expenses	62,624	67,620	184,603	195,791

Income from operations	28,412	27,231	81,524	98,897

Interest income	533	514	1,449	1,306
Interest expense	(176)	(1,411)	(571)	(3,049)
Other income (expense), net (note 1)	1,184	(1,291)	3,562	339

Income before income taxes	29,953	25,043	85,964	97,493

Income taxes	11,243	13,200	32,761	42,262

Net income for the period	$18,710	$11,843	$53,203	$55,231

Basic net income per share	$0.23	$0.15	$0.67	$0.77
Diluted net income per share	$0.23	$0.14	$0.66	$0.75
Weighted average number of common shares outstanding (000’s)
Basic	80,184	78,087	78,945	71,481
Diluted	81,662	81,944	80,793	73,920

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Consolidated Statement of Shareholders’ Equity (Deficiency)
(Unaudited)
(All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.)

						Cumulative foreign
	Share capital					exchange
					Retained earnings	translation	Total shareholders’
	Shares	Amount	Special warrants	Purchase warrants	(deficit)	adjustment	equity (deficiency)
	(000’s)	$	$	$	$	$	$

Audited Balance – April 30, 2001	62,031	113,113	—	—	(140,960)	(8,132)	(35,979)
Issued for cash	6,114	25,172	17,885	—	—	—	43,057
Exercise of special warrants	10,000	16,135	(17,885)	1,750	—	—	—
Adoption of new accounting pronouncements (note 1)	—	—	—	—	(8,260)	—	(8,260)
Net income (note 1)	—	—	—	—	52,547	—	52,547
Foreign exchange translation adjustment (note 1)	—	—	—	—	—	2,138	2,138

Audited Balance – April 30, 2002	78,145	154,420	—	1,750	(96,673)	(5,994)	53,503
Issued for cash	40	132	—	—	—	—	132
Exercise of purchase warrants	5,000	15,500	—	(1,750)	—	—	13,750
Net income for the period	—	—	—	—	53,203	—	53,203
Foreign exchange translation adjustment	—	—	—	—	—	(6,553)	(6,553)

Unaudited Balance – January 31, 2003	83,185	170,052	—	—	(43,470)	(12,547)	114,035

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Consolidated Statements of Cash Flows
(Unaudited)
(All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.)

	Three months ended January 31		Nine months ended January 31
	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Net income for the period	$18,710	$11,843	$53,203	$55,231
Adjusted for items not involving cash:
Amortization of intangible assets	385	448	820	1,291
Amortization of property, plant and equipment	3,860	4,868	13,363	14,736
Future income tax expense	10,365	6,733	27,069	19,657
Write off of investments	—	513	—	513
Reversal of accrued liabilities and other provisions	—	(4,213)	(1,157)	(17,725)
Gain on divestiture of operations	—	(183)	—	(1,245)
Other	594	1,193	(711)	411

	33,914	21,202	92,587	72,869
Changes in non-cash working capital excluding deferred revenue	(8,321)	4,585	(49,188)	27,125
Changes in deferred revenue	36,452	29,588	(22,691)	(41,595)

	62,045	55,375	20,708	58,399

Investing activities
Acquisition (note 5)	—	—	(3,763)	—
Proceeds from divestiture less cash divested	—	141	—	1,626
Additions to property, plant and equipment, net	(563)	(2,068)	(1,295)	(4,607)
Additions to other assets	—	—	—	(3,130)

	(563)	(1,927)	(5,058)	(6,111)

Financing activities
Issue of common shares and special warrants	12,366	197	13,882	42,977
Decrease in bank indebtedness	—	—	—	(39,489)
(Repayment) issue of long-term debt	(553)	(724)	(3,570)	2,427

	11,813	(527)	10,312	5,915

Effect of exchange rate changes on cash and cash equivalents	(523)	(105)	538	(45)

Cash and cash equivalents
Net increase in cash and cash equivalents	72,772	52,816	26,500	58,158
Cash and cash equivalents - beginning of the period	69,397	41,552	115,669	36,210

Cash and cash equivalents - end of the period	$142,169	$94,368	$142,169	$94,368

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
(Unaudited)
All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 to the consolidated financial statements for the year ended April 30, 2002, except as noted below. These interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended April 30, 2002 in the 2002 Annual Report.

Effective May 1, 2002, the Company adopted retroactively the revised recommendations of The Canadian Institute of Chartered Accountants Handbook Section 1650 “Foreign Currency Translation” (CICA 1650), and accordingly eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the retroactive restatement, other assets decreased by $341, opening deficit increased by $8,260 and cumulative foreign exchange translation adjustment increased by $7,767 as of January 31, 2002. The net income for the nine months ended January 31, 2002 increased by $152. As of April 30, 2002, the retroactive adoption of CICA 1650 resulted in an increase to opening deficit of $8,260, an increase of $7,558 in cumulative foreign exchange translation adjustment and an increase of $702 in net income for the fiscal year 2002.

Effective May 1, 2002, the CICA issued new recommendations for accounting for stock options, which the Company adopted. The Company has elected not to use the fair value method of accounting for stock options granted to employees and continues to apply the same policy as in prior years. Hence the new recommendations have had no effect on the balance sheet, nor to the net income of the Company. The Company has presented the required disclosures under the new accounting standard in note 2 to the interim financial statements.

2. STOCK-BASED COMPENSATION

Effective May 1, 2002, the Company adopted prospectively the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (CICA 3870). The Company elected not to adopt the fair value method of accounting for the stock options plan and stock ownership plan, as permitted under CICA 3870.

The Company has a stock option plan and a stock ownership plan (Employee Stock Purchase Plan or ESPP) as described in note 13 to the consolidated financial statements in the 2002 Annual Report. On June 20, 2002, the Company issued 600,000 stock options to employees at an exercise price of $4.36. These 600,000 options vest over a period of 3 years. On September 3, 2002, 145,000 stock options were issued to employees at an exercise price of $4.29. These 145,000 options vest over a period of 4 years. During the third quarter of fiscal year 2003, 100,000 stock options were granted at an exercise price of $4.24 on December 16, 2002; 300,000 stock options were granted at an exercise price of $4.35 on January 2, 2003; and 125,000 stock options were granted at an exercise price of $4.40 on January 13, 2003. All these options vest over a period of 4 years.

The stock options granted to employees during the three quarters of fiscal year 2003 were all granted at a price either the same as or above the market value of the shares at the date of grant. Had the Company recorded compensation expense based on the fair value of the options at the grant date and shares issued under the ESPP, results would have been as follows:

	Three months ended	Nine months ended
	January 31, 2003	January 31, 2003
	(unaudited)	(unaudited)

Net income
As reported	$18,710	$53,203
Pro forma	18,560	52,885

Basic net income per share
As reported	$0.23	$0.67
Pro forma	0.23	0.67

Diluted net income per share
As reported	$0.23	$0.66
Pro forma	0.23	0.65

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
(Unaudited)
All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. In accordance with CICA recommendations, the pro forma disclosure excludes the effect of options granted before the adoption of CICA 3870.

The weighted average estimated fair value at the date of grant for employee options granted for the three months ended January 31, 2003 was $3.18 per share (nine months ended January 31, 2003 - $3.08 per share). If the Company had adopted the fair value method, the total amount of compensation expense during the three months ended January 31, 2003 for newly granted stock options would be approximately $136 after tax (nine months ended January 31, 2003 - $270). The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 4.51% - 5.05%
Expected life: 7 years
Estimated volatility in the market price of the common shares: 76.32% - 78.95%
Dividend yield: Nil

The weighted average estimated fair value at the issue date for shares issued under the ESPP for the three months ended January 31, 2003 was $1.24 per share (nine months ended January 31, 2003 - $1.30 per share). If the Company had adopted the fair value method, the total amount of compensation expense for shares issued under the ESPP for the three months ended January 31, 2003 would be approximately $14 (nine months ended January 31, 2003 - $48). The fair value of each share issued was estimated on the date of issue using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 2.41% - 2.79%
Expected life: 3 months
Estimated volatility in the market price of the common shares: 59.46% - 78.34%
Dividend yield: Nil

CICA 3870 requires additional disclosures of the Company’s stock-based compensation plans, which have already been provided in note 13, Share Capital, in the 2002 Annual Report. There are no material updates to these disclosures as at January 31, 2003.

3. SHARE CAPITAL

During the second and third quarters of fiscal year 2003, all 5 million purchase warrants were exercised at an exercise price of $2.75 per share. As a result of this exercise, share capital increased by $13,750, and $1,750 was reclassified from purchase warrants and recognized as part of the issued share capital.

The number of shares outstanding as of January 31, 2003 was 83,185,338.

4. SEGMENTED INFORMATION

The Company operates the following business segments, which have been segregated, based on product offerings reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offers software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution and supply chain management.

Industry-Specific Applications (ISA) products include industry-specific business applications for the real estate, hospitality, property management and construction marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
(Unaudited)
All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.

	Three months ended January 31, 2003			Nine months ended January 31, 2003

	EAS	ISA	Total	EAS	ISA	Total

Revenues
Software	$15,468	3,933	19,401	$41,852	10,300	52,152
Support and services	96,491	29,031	125,522	286,765	94,773	381,538
Hardware	11,373	2,219	13,592	32,126	7,074	39,200

Total revenues	123,332	35,183	158,515	360,743	112,147	472,890

Segment contribution	$30,900	104	31,004	$82,662	5,015	87,677

	Three months ended January 31, 2002			Nine months ended January 31, 2002

	EAS	ISA	Total	EAS	ISA	Total

Revenues
Software	$16,505	2,999	19,504	$46,471	14,385	60,856
Support and services	107,382	37,611	144,993	326,261	116,249	442,510
Hardware	12,337	2,757	15,094	29,498	9,187	38,685

Total revenues	136,224	43,367	179,591	402,230	139,821	542,051

Segment contribution	$29,623	995	30,618	$93,463	8,184	101,647

Reconciliation of segment contribution to income before income taxes

	Three months ended January 31		Nine months ended January 31

	2003	2002	2003	2002

Segment contribution	$31,004	$30,618	$87,677	$101,647
Corporate expenses - net of recharges	(1,946)	(3,153)	(4,924)	(16,678)
Amortization of intangible assets	(385)	(448)	(820)	(1,291)
Interest income (expense), net	357	(897)	878	(1,743)
Investment tax credits	—	200	—	600
Net restructuring and other unusual items	—	—	1,157	14,574
Foreign exchange	923	(1,277)	1,996	384

Income before income taxes	$29,953	$25,043	$85,964	$97,493

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
 (Unaudited)
All currency amounts are in Canadian dollars. All amounts are in thousands, except share data.

5. ACQUISITIONS

The Company entered into a definitive merger agreement, effective August 5, 2002, to acquire certain assets of EBC Informatique, a European hardware and software solutions provider, headquartered in France. These assets included customer contracts, intellectual property rights, trademarks, and property, plant & equipment. The total purchase price was $3,763. The acquired net assets included, at fair value, $49 of property, plant and equipment, $3,709 of acquired software, $319 of current liabilities, $878 of future income tax liabilities, and $1,276 of other liabilities. The difference between the total purchase price and the net fair value of all identified assets and liabilities acquired was $2,478 and was accounted for as goodwill.

On August 26, 2002, the Company announced that it has entered into a definitive merger agreement to acquire Extensity, Inc. Under the terms of the agreement, Extensity shareholders can elect to receive US$1.75 in cash or 0.627 of a Geac common share for each share of Extensity common stock held. Both the amount of cash and the number of Geac shares included in the transaction could be adjusted, depending on the level of Extensity’s working capital before closing. The total value of the transaction is currently estimated to be approximately US$47,000. The merger is expected to close in early March 2003 and is subject to customary closing conditions and regulatory review.

6. NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

During the nine months ended January 31, 2003, the Company reversed a total of $2,238 of excess accrued liabilities and other provisions related to prior years’ restructuring activities and acquisition-related accruals. This reflects management’s determination that such provisions were no longer required for their originally intended purpose. Of the total reversal, a credit of $1,157 was recorded in net restructuring and other unusual items related to excess accrued liabilities and other provisions recorded prior to the fiscal year 2002, and the remaining balance of acquisition-related provisions of $1,081 was written off as an adjustment to goodwill related to that specific acquisition.

During the nine months ended January 31, 2002, the Company recorded $14,574 in net restructuring and other unusual items, which comprised of the following:

a) $1,062 was a pre-tax gain on the sale of the Publishing systems business in August 2001 for cash consideration of $1,500. The transaction excluded real estate assets.

b) $17,725 was the result of $21,692 of accrued liabilities and other provisions relating to acquisitions and restructuring recorded in prior years being reversed. The remaining $3,967 of acquisition related liabilities were recorded as a reduction of associated acquisition-related goodwill.

c) $4,213 was a pre-tax provision for premises rationalization.

7. COMPARATIVE FIGURES

Certain prior year’s comparative figures in the financial statements have been reclassified to conform to the current year’s presentation.